EXHIBIT 3.1

Article III, Section 1(a) of the Bylaws has been amended to read as follows:

ARTICLE III

Directors

Section 1.         Certain General Provisions.

(a)        Number.  The corporate powers of the Corporation shall be vested in and exercised, and the business and affairs of the Corporation shall be managed, by a board of directors which shall consist of nine (9) directors.